UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

    Higgins,             Melina                  E.
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   (Last)               (First)                 (Middle)

    85 Broad Street
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                                    (Street)

    New York,                        New York                      10004
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

    November 20, 2001
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Issuer Name and Ticker or Trading Symbol

    VCA Antech, Inc.
    (WOOF)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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6. If Amendment, Date of Original (Month/Year)

    November 19, 2001
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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person
   [   ] Form Filed by More than One Reporting Person

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

====================================================================================================================================
                                Table I -- Non-Derivative Securities Beneficially Owned                                            |
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                              |                                |                     |                                             |
                              |                                |                     |                                             |
                              |                                | 3. Ownership Form:  |                                             |
                              |       2. Amount of Securities  |    Direct (D) or    |                                             |
1. Title of Security          |          Beneficially Owned    |    Indirect (I)     | 4. Nature of Indirect Beneficial Ownership  |
   (Instr. 4)                 |          (Instr. 4)            |    (Instr. 5)       |    (Instr.5)                                |
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
14% Series A Senior Redeemable|                                |                     |                                             |
Exchangeable Cumulative       |                                |                     |                                             |
Preferred Stock               |              122,123           |           I         |                     01,02                   |
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12% Series B Junior Redeemable|                                |                     |                                             |
Cumulative Preferred Stock    |              121,000           |           I         |                     01,02                   |
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one  Reporting  Person,  see  Instruction
 5(b)(v).


FORM 3 (continued)

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                                  Table II -- Derivative Securities Beneficially Owned                                             |
                             (e.g., puts, calls, warrants, options, convertible securities)                                        |
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                        |                       |                                      |              |               |            |
                        |                       |                                      |              | 5. Owner-     |            |
                        |                       |   3. Title and Amount of Securities  |              |    ship       |            |
                        |                       |      Underlying Derivative Security  |              |    Form of    |            |
                        |2. Date Exercisable    |      (Instr. 4)                      |              |    Derivative |            |
                        |   and Expiration Date |   ---------------------------------  | 4. Conver-   |    Security:  |            |
                        |   (Month/Day/Year)    |                       |  Amount      |    sion or   |    Direct     |6.Nature of |
                        |---------------------- |                       |  or          |    Exercise  |    (D) or     |  Indirect  |
                        |Date      |Expira-     |                       |  Number      |    Price of  |    Indirect   |  Beneficial|
1. Title of Derivative  |Exer-     |tion        |                       |  of          |    Derivative|    (I)        |  Ownership |
   Security (Instr. 4)  |cisable   |Date        |   Title               |  Shares      |    Security  |    (Instr.5)  |  (Instr. 5)|
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
Common Stock Warrants   |          |            |                       |              |              |               |            |
(right to buy)          |   Immed. |     03     |Common Stock           |    814,575   |     $.001    |        I      |     01,03  |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a vice president of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein.

02: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 122,123 shares of 14% Series A Senior Redeemable Exchangeable Cumulative Preferred Stock ("Series A Preferred Stock") through certain investment partnerships of which affiliates of Goldman Sachs and GS Group serve as the general partner (the "Limited Partnerships"). Goldman Sachs is the investment manager of the Limited Partnerships. Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 121,000 shares of 12% Series B Junior Redeemable Cumulative Preferred Stock ("Series B Preferred Stock") through the Limited Partnerships. The Series A Preferred Stock and the Series B Preferred Stock reported herein as indirectly beneficially owned are owned by the Limited Partnerships. Upon the consummation of the initial public offering of VCA Antech, Inc.'s Common Stock (the "IPO"), the Issuer intends to redeem all outstanding shares of Series A Preferred Stock and Series B Preferred Stock.

03: Warrants not exercised prior to the consummation of the IPO will expire immediately upon the closing of the IPO.

Goldman Sachs and GS Group may be deemed to own beneficially and indirectly warrants to purchase, in the aggregate, 814,575 shares of Common Stock through the Limited Partnerships. The warrants reported herein as indirectly beneficially owned are owned by the Limited Partnerships.




By:  s/ Roger S. Begelman                                   December 17, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
              Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                               POWER OF ATTORNEY


The undersigned does hereby appoint Hans L. Reich and Roger S. Begelman her true and lawful attorneys, and each of them her true and lawful attorney, with power to act without the other, and with full power of substitution and resubstitution, to execute for her and in her name any Initial Statement of Beneficial Ownership of Securities on Form 3, any Statement of Changes in Beneficial Ownership on Form 4 and any Annual Statement of Changes in Beneficial Ownership on Form 5, or any similar or successor form, which may be required to be filed by her with the Securities and Exchange Commission and any and all instruments necessary or incidental therewith, hereby granting unto said attorneys and each of them full power and authority to do and perform in the name and on behalf of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and approving the act of said attorneys and each of them.

This power of attorney shall not be affected by the subsequent disability or incompetence of the principal. This power of attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

In witness thereof the undersigned hereunto signed her name this 9th day of November, 2001.




s/ Melina E. Higgins
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Melina E. Higgins